UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. __)(1)

NETWORK ENGINES, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

64121A-10-7

(CUSIP Number)

Jay A. Wolf
c/o Trinad Management, LLC
2121 Avenue of the Stars, Suite 2550
Los Angeles, California 90067
(310) 601-2500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 15, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64121A-10-7
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,794,571
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,794,571
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,794,571
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 64121A-10-7
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,794,571
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,794,571
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,794,571
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 64121A-10-7
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,347,439
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,347,439
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,347,439
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 64121A-10-7
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 5	SOLE VOTING POWER
	8 6	SHARED VOTING POWER 2,347,439
	9 7	SOLE DISPOSITIVE POWER
	10 8	SHARED DISPOSITIVE POWER 2,347,439
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,347,439
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 64121A-10-7
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert S. Ellin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,794,571
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,794,571
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,794,571
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 64121A-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jay A. Wolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 55,000
	8	SHARED VOTING POWER 2,794,571
	9	SOLE DISPOSITIVE POWER 55,000
	10	SHARED DISPOSITIVE POWER 2,794,571
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,849,571
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 64121A-10-7

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the Common Stock, $0.01 par value per share of Network Engines, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 25 Dan Road, Canton, MA 02021.

Item 2. Identity and Background.

(a), (c) and (f)

This Schedule is being filed by:

(i)
Trinad Capital Master Fund, Ltd., a Cayman Islands corporation, which is a hedge fund dedicated to investing in micro-cap companies, with respect to shares directly and beneficially owned by Trinad Capital Master Fund, Ltd.

(ii)
Trinad Capital LP, a Delaware limited partnership, which is principally engaged in investing in Trinad Capital Master Fund, Ltd., with respect to shares indirectly and beneficially owned by Trinad Capital LP.

(iii)
Trinad Management, LLC, a Delaware limited liability company, which is principally engaged in the business of managing the investments of the Trinad Capital Master Fund, Ltd. and Trinad Capital LP, with respect to the shares directly and beneficially owned by Trinad Capital Master Fund, Ltd. and Trinad Capital LP.

(iv)
Trinad Advisors II, LLC, a Delaware limited liability company (successor to Trinad Advisors GP, LLC) and the general partner of Trinad Capital LP, which principally serves as the general partner of Trinad Capital LP, with respect to the shares directly and beneficially owned by Trinad Capital LP.

(v)
Robert S. Ellin, an individual, whose principal occupation is to serve as portfolio manager for Trinad Management, LLC. Mr. Ellin is the managing member of Trinad Advisors II, LLC; Trinad Advisors II, LLC is the general partner of Trinad Capital LP that is a principal stockholder of Trinad Capital Master Fund, Ltd. and Mr. Ellin is the managing member of Trinad Management, LLC that is the manager of Trinad Capital Master Fund, Ltd. Mr. Ellin is a United States citizen.

(vi)
Jay A. Wolf, an individual, whose principal occupation is to serve as portfolio manager for Trinad Management, LLC. Mr. Wolf is a member of Trinad Advisors II, LLC; Trinad Advisors II, LLC is the general partner of Trinad Capital LP that is a principal stockholder of Trinad Capital Master Fund, Ltd. and Mr. Wolf is a member of Trinad Management, LLC that is the manager of Trinad Capital Master Fund, Ltd. Mr. Wolf is a United States citizen.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Although this Schedule is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the ("Exchange Act"), or otherwise.

CUSIP No. 64121A-10-7

(b)

The address of the principal business office of Trinad Capital Master Fund, Ltd, Trinad Capital LP, Trinad Management, LLC, Trinad Advisors II, LLC, Robert S. Ellin and Jay A. Wolf is 2121 Avenue of the Stars, Suite 2550, Los Angeles, California 90067.

(d)-(e)

During the last five years, none of the Reporting Persons have nor, to the best of their knowledge, have any of the directors, executive officers, control persons, general partners or members of such Reporting Persons (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Trinad Capital Master Fund, Ltd. used its working capital to acquire 2,794,571 shares of Common Stock representing 6.4% of the Issuer. The aggregate purchase cost of the 2,794,571 shares owned by Trinad Capital Master Fund, Ltd., is approximately $5,523,894 which amount includes commissions.

Item 4. Purpose of Transaction.

All of the Common Stock was acquired for investment purposes only and were originally reported by the Reporting Persons on Schedule 13G.

Trinad Management, LLC one of the Reporting Persons sent a letter to the issuer. The letter requested that the Issuer consider a share buy back program. A copy of the letter is attached as Exhibit A to this Schedule.

The Reporting Persons intend to continuously assess the Issuer's business, financial conditions, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities. Depending on such assessments, the Reporting Persons may, from time to time, acquire additional Shares or may determine to sell or otherwise dispose of all or some of its holdings of Shares.

The Reporting Persons may also engage in and may plan for their engagement any of the items discussed in clauses (a) through (j) of Item 4 of the instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)

Unless otherwise indicated, as of the date hereof,

Trinad Capital Master Fund, Ltd. is the beneficial owner of 2,794,571 shares of the Common Stock, representing approximately 6.4% of the Common Stock of the Issuer.

Trinad Management, LLC (as the manager of the Trinad Capital Master Fund, Ltd. and Trinad Capital LP) and Robert S. Ellin, the managing director of and portfolio manager for Trinad Management, LLC and the managing director of Trinad Advisors II LLC and Jay A. Wolf a managing director of and portfolio manager for Trinad Management, LLC are deemed the beneficial owners of 2,794,571 shares of the Common Stock held by Trinad Capital Master Fund, Ltd. representing approximately 6.4% of the Common Stock of the Issuer.

CUSIP No. 64121A-10-7

Trinad Capital LP (as the owner of 84% of the shares of Trinad Capital Master Fund, Ltd. as of October 31, 2007,) and Trinad Advisors II, LLC (as the general partner of Trinad Capital LP), are each deemed the beneficial owner of 84% of the shares of Common Stock held by Trinad Capital Master Fund, Ltd., representing 2,347,439 shares or 5.3% shares of the Common Stock of the Issuer.

Each of Trinad Management, LLC and Trinad Advisors II, LLC disclaim beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd.

Mr. Ellin disclaims beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interests therein.

Jay A. Wolf a managing director of and portfolio manager for Trinad Management, LLC is also deemed the beneficial owners of 2,794,571 shares of the Common Stock held by Trinad Capital Master Fund, Ltd. and in addition, he individually holds 45,000 shares of Common Stock and his individual retirement account holds 10,000 shares of Common Stock representing approximately 6.5% of the Common Stock of the Issuer. Mr. Wolf disclaims beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interests therein.

The percentages herein were calculated based on the 43,567,480 shares of the Issuer's common stock, $0.01 par value, reported by the Issuer to be issued and outstanding as of August 6, 2007 in the Issuer’s latest 10-Q for the period ended June 30, 2007 filed with the Securities and Exchange Commission on August 9, 2007.

(b)

Trinad Management, LLC, Robert S. Ellin and Jay A. Wolf have shared power to direct the vote and shared power to direct the disposition of the 2,794,571 shares of Common Stock.

Mr. Wolf has sole voting and dispositive power over 45,000 shares of Common Stock he holds individually and 10,000 shares of Common Stock held in his individual retirement account.

(c)

Set forth below are the acquisitions made by Trinad Capital Master Fund, Ltd. in the last 60 days. No other Reporting Persons have acquired Common Stock in the last 60 days.

CUSIP No. 64121A-10-7

Date	Shares Acquired	Cost Including Commissions and costs
09/10/07	10,000	$1.7915
09/12/07	5,000	$1.8230
09/17/07	4,000	$1.7938
09/18/07	10,000	$1.8115
09/25/07	15,000	$1.9110
09/26/07	15,000	$1.9210
09/28/07	10,000	$1.8581
09/28/07	5,000	$1.8430
09/28/07	10,000	$1.8272
10/08/07	7,670	$1.9220
10/09/07	17,170	$1.9709
10/11/07	20,000	$2.1808
10/15/07	10,000	$2.0315
10/17/07	10,000	$2.0415
10/24/07	32,700	$2.0021
10/25/07	20,000	1.9707
10/26/07	25,000	1.9520
10/30/07	13,800	1.7411
11/06/07	12,290	1.7112
11/07/07	25,000	1.7206
(d)

Not applicable.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

The following exhibit is filed as part of this 13D:

Exhibit A  Letter to the Board of Directors

Exhibit B Joint Filing Agreement, dated as of November 19, 2007.

CUSIP No. 64121A-10-7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRINAD CAPITAL MASTER FUND, LTD. a Cayman Islands exempted company By: /s/ Robert S. Ellin Robert S. Ellin, Director Date: November 19, 2007	TRINAD MANAGEMENT, LLC a Delaware limited liability company By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member Date: November 19, 2007

TRINAD CAPITAL LP
a Delaware limited partnership

By: TRINAD ADVISORS II, LLC
a Delaware limited liability company
As its General Partner

By:  /s/ Robert S. Ellin
        Robert S. Ellin, Managing Member

Date: November 19, 2007
TRINAD ADVISORS II, LLC a Delaware limited liability company By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member Date: November 19, 2007
By: /s/ Robert S. Ellin Robert S. Ellin, an individual Date: November 19, 2007	By: /s/ Jay A. Wolf Jay A. Wolf, an individual Date: November 19, 2007

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 64121A-10-7

EXHIBIT A
The Board of Directors Network Engines, Inc.
25 Dan Road
Canton, MA 02021

Dear Board Members:

We support Greg Shortell and the new management team at Network Engines and are encouraged by their accomplishments to date. We believe the focus of the sales and marketing efforts on diversifying the company’s customer base is yielding results and should allow for the continued generation of substantial free cash flow from operations.

Furthermore, we approve of management’s decision to acquire Alliance Systems, Inc. In our estimation, this acquisition should significantly increase shareholder value. It is our belief that the Company can realize increased sales through product portfolio expansion and cross selling opportunities. At the same time, synergies of the acquisition have provided Network Engines with the opportunity to significantly grow its business. The post-acquisition Network Engines should achieve economies of scale and will likely incur integration savings during FY 2008. The Alliance Systems acquisition and the shift in sales and marketing focus should result in an improved ability to successfully execute its business strategy.

Taking these positive events and Network Engines’ current and long term commitments into account, our financial analysis suggests that the Company currently has approximately $10 million in cash on its balance sheet and no funded indebtedness. In addition, our conservative projections indicate that the Company will generate an additional $10 million (or more) in free cash flow during the next 12 months. Accordingly, we strongly believe that this board and management has an obligation to dedicate a portion of its cash reserve and free cash flow to projects which have the greatest return to shareholders such as a share buy-back program. We request that the Board of Directors consider whether shareholder returns on other proposed uses of these excess funds are indeed superior to a share buy-back.

The Company’s stock hit a new 52 week low today (November 15, 2007) despite the impressive efforts and results posted by this management team. We appeal to the Board of Directors to consider immediately implementing a share buy-back program as it is in the best long-term interest of both the Company and its shareholders.

We believe that the Company is significantly undervalued and that a share buy-back program would improve investors’ overall perception of Network Engines’ equity value. Such a program could result in a reduction in the relative value discount currently applied to Network Engines’ stock by the investor community, by amongst other things demonstrating that this Board has confidence in the Company’s ability to execute its business plan. If the Board were to apply the same valuation metrics to its own stock as it did to the recently completed acquisition of Alliance Systems Inc., they would undoubtedly conclude that at these price levels the Company’s shares represent an equal or greater value than Alliance Systems. Most importantly, a smartly implemented buyback program could allow the company to materially reduce its number of outstanding shares thereby generating long term shareholder value in the most tax efficient manner. As a significant equity holder and long term investor, this is of far greater value then any short term impact to share price.

We encourage the Board of Directors and management to consider and adopt this strategy immediately and speak with other shareholders of the Company who may be equally frustrated and share our views. We would be willing to meet with the Board of Directors and work collaboratively to assist with the development of a long-term value creation plan that would benefit all shareholders.

Sincerely,

/s/ Jay Wolf
Trinad Management, LLC

CUSIP No. 64121A-10-7

EXHIBIT B
JOINT FILING AGREEMENT
PURSUANT TO RULE 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

TRINAD CAPITAL MASTER FUND, LTD. a Cayman Islands exempted company By: /s/ Robert S. Ellin Robert S. Ellin, Director Date: November 19, 2007	TRINAD MANAGEMENT, LLC a Delaware limited liability company By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member Date: November 19, 2007

TRINAD CAPITAL LP
a Delaware limited partnership

By: TRINAD ADVISORS II, LLC
a Delaware limited liability company
As its General Partner

By:  /s/ Robert S. Ellin
        Robert S. Ellin, Managing Member

Date: November 19, 2007
TRINAD ADVISORS II, LLC a Delaware limited liability company By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member Date: November 19, 2007
By: /s/ Robert S. Ellin Robert S. Ellin, an individual Date: November 19, 2007	By: /s/ Jay A. Wolf Jay A. Wolf, an individual Date: November 19, 2007